Exhibit 99.1

MultiMetaVerse Holdings Limited Receives Nasdaq Notification Regarding

Minimum Market Value Deficiency

SHANGHAI, China, April 24, 2023 – MultiMetaVerse Holdings Limited (“MMV” or the “Company”), an animation and entertainment company for young consumers in China, announced today that it has received a written notification (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) dated April 19, 2023, notifying the Company that it is not in compliance with the minimum market value of listed securities requirement set forth in Nasdaq Listing Rules for continued listing on The Nasdaq Global Market. Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum market value of US$50 million and Nasdaq Listing Rule 5810(c)(3)(C) provides that a failure to meet the minimum market value of listed securities requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of listed securities of the Company from March 6 to April 17, 2023, the Company did not meet the minimum market value requirement.

The Notification Letter does not impact the Company’s listing on The Nasdaq Global Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until October 16, 2023, to regain compliance with Nasdaq Listing Rule 5550(b)(2). To regain compliance, the Company’s market value must exceed US$50 million for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by October 16, 2023, the Company may be eligible for additional time to regain compliance, or may face delisting.

The Company intends to monitor its market value between now and October 16, 2023 and intends to cure the deficiency within the prescribed grace period. During this time, The Company expects that Class A ordinary shares of the Company will continue to be listed and traded on The Nasdaq Global Market. The Company’s management is looking into various options available to regain compliance and maintain its continued listing.

The Company’s business operations are not affected by the receipt of the Notification Letter.

About MultiMetaVerse Holdings Limited

MultiMetaVerse Holdings Limited (NASDAQ: MMV) is an animation and entertainment company dedicated to providing a high-quality, immersive entertainment experience through original, user-generated, and professional user-generated content. MMV commenced animation production in 2015 under its signature Aotu World brand, which has attracted a broad following with its inspiring storyline and unique graphic style, particularly among younger audiences in China. By leveraging the company’s established user base, MMV has built a diverse product portfolio, including animated content, comic books, short videos, collectibles, stationery, consumer products, and mobile games across the Aotu World brand. It has also developed and augmented new brands, stories, and characters, such as Neko Album.

For more information, please visit https://www.multi-metaverse.com/.

For investor and media inquiries, please contact:

In China:

MultiMetaVerse Inc.

Investor Relations

E-mail: ir@multi-metaverse.com

The Piacente Group, Inc.
Jenny Cai

Tel: +86-10-6508-0677
E-mail: MultiMetaVerse@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: MultiMetaVerse@thepiacentegroup.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s registration statement on Form F-4, as amended, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on July 20, 2022 and other documents to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.